Exhibit 99.1

Orrick, Herrington & Sutcliffe LLP

51 WEST 52ND STREET

NEW YORK, NEW YORK 10019-6142

January 31, 2017

Credit Suisse AG
Paradeplatz 8
CH 8001 Zurich, Switzerland

Ladies and Gentlemen:

We have acted as special tax counsel to Credit Suisse AG, a corporation incorporated under the laws of Switzerland (the “Company”), in connection with the preparation and filing of each pricing supplement or term sheet, as applicable, identified in Exhibit A attached hereto (each, a “Pricing Supplement”), to the underlying supplement and product supplement referenced therein, if applicable, to the prospectus supplement dated May 4, 2015 for the Company’s Senior Medium-Term Notes and Subordinated Medium-Term Notes relating to the prospectus dated May 4, 2015 contained in the Company’s Registration Statement (No. 333-202913) (the “Registration Statement”). This opinion is being furnished in accordance with the requirements of Section 601(b)(8) of Regulation S-K of the Securities Act of 1933, as amended (the “Act”).

In our opinion, the discussions under the headings “Material U.S. Federal Income Tax Considerations” in each Pricing Supplement and “Material United States Federal Income Tax Considerations” or “Material U.S. Federal Income Tax Considerations”, as applicable, in each related product supplement, subject to the conditions and limitations described therein, set forth the material U.S. federal income tax considerations applicable generally to holders of the securities offered pursuant to each Pricing Supplement as a result of the ownership and disposition of such securities.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to us in each Pricing Supplement and related product supplement. By such consent we do not concede that we are an “expert” for the purposes of the Act.

Very truly yours,

/s/ Orrick, Herrington & Sutcliffe LLP

Exhibit A

Title of Securities	Date of Pricing Supplement	Pricing Supplement No.
Buffered Accelerated Return Equity Securities due January 31, 2019	January 26, 2017	K769
Digital Buffered Notes due July 30, 2020	January 26, 2017	K771
Buffered Return Equity Securities due January 30, 2020	January 26, 2017	K775
Absolute Return Digital Barrier Securities due January 31, 2022	January 26, 2017	T935
Digital Plus Barrier Notes due January 31, 2022	January 26, 2017	T940
Accelerated Barrier Notes due January 29, 2021	January 26, 2017	T942
Autocallable Securities due January 31, 2019	January 26, 2017	T943
Autocallable Securities due January 31, 2020	January 26, 2017	T950
7.25% per annum Contingent Coupon Autocallable Yield Notes due April 30, 2018	January 26, 2017	U1868
6.50% per annum Contingent Coupon Callable Yield Notes due January 31, 2022	January 26, 2017	U1875
8.25% per annum Contingent Coupon Autocallable Yield Notes due April 30, 2018	January 26, 2017	U1878
10.00% per annum Contingent Coupon Callable Yield Notes due January 31, 2020	January 26, 2017	U1879
Step-Up Contingent Coupon Callable Yield Notes due January 29, 2027	January 26, 2017	U1886
Step-Up Contingent Coupon Callable Yield Notes due January 29, 2027	January 26, 2017	U1887
Step-Up Contingent Coupon Callable Yield Notes due January 29, 2027	January 26, 2017	U1888
6.00% per annum Contingent Coupon Autocallable Yield Notes due January 31, 2020	January 26, 2017	U1891
5.25% 5 Year Callable Daily Range Accrual Securities due January 31, 2022	January 26, 2017	U1896
Fixed to Contingent Step-Down Coupon Callable Yield Notes due January 29, 2027	January 26, 2017	U1900
6.85% per annum Autocallable Yield Notes due April 30, 2018	January 26, 2017	U1904
Trigger Callable Contingent Yield Notes (daily coupon observation)	January 24, 2017	U1915
Trigger Callable Contingent Yield Notes (daily coupon observation)	January 27, 2017	U1925
Trigger Autocallable Contingent Yield Notes	January 27, 2017	U1926